

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

<u>Via Facsimile</u>
Mr. Walter Geldenhuys
President and Chief Executive Officer
Advanced Voice Recognition Systems, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

   Re: Advanced Voice Recognition Systems, Inc.
      Item 4.01 Form 8-K
      Filed August 31, 2011
      File No. 000-52390

Dear Mr. Geldenhuys:

   We note that your financial statements for the years ended December 31, 2010 and 2009 were audited by Cordovano and Honeck, LLP. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

   As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

   Please advise us as to how you intend to address any re-audit requirements. If you have any questions, please contact Ethan Horowitz, Accounting Branch Chief, at 202-551-3311.

         Sincerely,

         /s/ Ethan Horowitz for

         Brad Skinner
         Senior Assistant Chief Accountant